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                             August 18, 2021

       Lara Sullivan, M.D.
       Chief Executive Officer
       Pyxis Oncology, Inc.
       35 CambridgePark Drive
       Cambridge, MA 02140

                                                        Re: Pyxis Oncology,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August 4,
2021
                                                            CIK No. 0001782223

       Dear Dr. Sullivan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 4, 2021

       Our Portfolio, page 2

   1. We note your response to prior comment 2 regarding your inclusion of the "mAb
                                                        Discovery Programs" in
your pipeline table on page 3. Since your filing contains minimal discussion of these
programs, it appears that these programs are not sufficiently material to your operations to
warrant inclusion in the pipeline table. Please remove
                                                        these programs. We will
not object to a discussion of the programs below the table.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Significant Judgments and Estimates, Stock-Based
       Compensation, page 93
 Lara Sullivan, M.D.
Pyxis Oncology, Inc.
August 18, 2021
Page 2
2. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.
        You may contact Kristin Lochhead at 202-551-3664 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameLara Sullivan, M.D.
                                                             Division of
Corporation Finance
Comapany NamePyxis Oncology, Inc.
                                                             Office of Life
Sciences
August 18, 2021 Page 2
cc:       Asher M. Rubin, Esq.
FirstName LastName